Exhibit 99.5

GE internal – not for promotional use

Team,

As you know, there are three pillars to our strategy at MDx: drive the existing business, invest in the future, and position for the long-term. Positioning for the long-term means expanding our business beyond in vivo imaging and seeking growth opportunities with high-value diagnostics.

As you may have seen from John Dineen’s note earlier, we announced today our agreement to acquire Clarient, Inc, a leading provider of cancer diagnostic services for pathologists, oncologists and the pharmaceutical industry.

Clarient is based in Aliso Viejo, California. It was founded in 2004 and has 400 employees. The company is a leading player in the rapidly growing cancer pathology sector. It specializes in innovative services and highly specific diagnostic technologies for the assessment and characterization of cancer. By combining our strengths in in vivo imaging with Clarient’s expertise in high-value in vitro testing, we’ll create a comprehensive diagnostics offering that will enable physicians to segment patients and to diagnose and treat cancer more effectively.

We are making good progress in building our high-value diagnostics business, with the CardioDx partnership agreed in May, and now with today’s announcement. As our first acquisition in high-value diagnostics, Clarient will be the foundation upon which we build our business in this important segment.

You can read the full GE press release on today’s news {here}. This is a tremendously exciting move and you will be hearing more from me about it in the coming days and months.

I look forward to working with you and with Clarient to build a successful, long-term diagnostics business that really does Enable Confident Medical Decisions.

All the best,

Important Additional Information

The tender offer described in this message has not yet commenced, and this message is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, General Electric Company will cause its indirect, wholly-owned subsidiary, Crane Merger Sub, Inc., to file a tender offer statement on Schedule TO with the U.S. Securities and

Exchange Commission (“SEC”). Potential investors and Clarient stockholders are strongly advised to read the tender offer statement (which will include an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Clarient with the SEC because they will contain important information about the tender offer. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Crane Merger Sub, Inc. at GE Healthcare, 9900 W Innovation Drive, Wauwatosa, WI 53226, Attention: “Corporate Counsel – Business Development”. Potential investors and Clarient stockholders may also read and copy any reports, statements and other information filed by GE, Crane Merger Sub or Clarient with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.